EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

As of December 31, 2005, CVS Corporation had the following significant subsidiaries:

CVS Rhode Island, Inc. (a Rhode Island corporation)(1)

CVS Pharmacy, Inc. (a Rhode Island corporation) (2)

CVS New York, Inc. (a New York corporation)

CVS Revco D.S., Inc. (a Delaware corporation)

Revco Discount Drug Centers, Inc. (a Michigan corporation)(4)

Hook-SupeRx, Inc. (a Delaware corporation)(5)

PharmaCare Holding Corporation (a Delaware corporation)(6)

(1)	CVS Rhode Island, Inc. is the immediate parent of one corporation that operates drugstores, all of which drugstores are in the United States.

(2)	CVS Pharmacy, Inc. is the immediate parent of approximately 1,800 entities that operate drugstores, all of which drugstores are in the United States, and the owner/operator of 461 drugstores in Texas. CVS of DC and VA, Inc. (formerly Peoples Drug Stores, Inc.), a Maryland corporation and a direct subsidiary of CVS Pharmacy, Inc., is, in turn, the immediate parent of approximately 25 corporations that operate drugstores, all of which are in the United States.

(4)	Revco Discount Drug Centers, Inc. (a Michigan corporation) is the immediate parent corporation of two corporations and the indirect parent of one corporation that operate drugstores, all of which drugstores are in the United States.

(5)	Hook-SupeRx, Inc. is the immediate parent corporation of two entities that directly or indirectly operates drugstores, all of which drugstores are in the United States.

(6)	PharmaCare Holding Corporation, the Registrant’s pharmacy benefits management subsidiary, is wholly owned by subsidiaries of the Company. PharmaCare Holding Corporation is the immediate parent of PharmaCare Management Services, Inc., and the immediate or indirect parent of several mail order and pharmacy subsidiaries, all of which operate in the United States.